(In $ million)	2017	2016	2015	2014	2013
Earnings
Pre-tax income (loss) from continuing operations	521	272	(294)	(475)	(270)
Distributed income of equity investees	—	—	—	1	1
Fixed charges	686	915	1,074	1,358	1,413
Less:
Share of profit of associates and joint ventures, net of income tax	3	3	2	2	1
Non-controlling interests	(2)	(2)	(2)	(2)	(2)
Interest capitalized	(3)	(3)	(5)	(6)	(6)
Total Earnings	1,205	1,185	775	878	1,137

Fixed Charges
Interest expense and capitalized	626	851	1,002	1,268	1,326
Amortized premiums, discounts and capitalized expenses related to indebtedness	17	28	33	44	41
Fair value adjustment of acquired notes	(1)	(2)	(2)	(2)	(2)
Estimate of interest in rental expense	44	38	41	48	48
Total Fixed Charges	686	915	1,074	1,358	1,413

Ratio of Earnings to Fixed Charges	1.8x	1.3x	—	—	—

Additional Pre-tax Earnings to Achieve 1:1 Ratio	—	—	299	480	276